SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Complementary Pension Plan

(Rio de Janeiro, August 17, 2007). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA, BCBA: APBR/APBRA], a Brazilian international energy company, announces that, as part of the process of concluding renegotiations of the Complementary Pension Fund, as widely announced to the market on April 19 2006, the Executive Board has approved changes in the regulations of the Petros Complementary Pension Plan, subject to ratification by the Complementary Pension Plan Secretariat, as well as the bases of the Agreement that will be submitted to legal ratification, in relation to motives of legal proceedings concerning issues relating to the Complementary Pension Plan of the Petrobras group.

The new regulations of Petrobras Group’s Petros Plan, resulting from the approved changes, no longer bind readjustments in benefits to the sponsors’ salary scale, while, in addition, making the values of the benefits awarded independent of those paid by the Official Social Security System. The benefits to pension plan members will be readjusted according to the inflation index to be adopted by Petros, currently the IPCA, a step that will considerably improve the Plan’s predictability.

In addition to the implementation of the new Petros Plan’s regulations, as per the Reciprocal Obligation Agreement – AOR, the legal exchanges between Petrobras, other sponsors (Petrobras group), Petros, FUP and the signatory labor unions will settle and extinguish purposes of legal suits against the company relating to the Group’s complementary pension plan.

The legal exchange, according to the terms and conditions of the AOR, provides for payment by Petrobras of R$ 4,766 million, to be disbursed over a period of 20 years in accordance with the level of the Plan’s liquidity. This payment meets the solvency and liquidity needs of the Complementary Pension Model sponsored by the Company - the Petros Plan. This value has been calculated by an actuarial consultancy as at the baseline date of December 31 2006.

The commitments undertaken shall involve an increase in expenses during fiscal year 2007 of about R$ 700 million, reflecting the growth in benefits to be conceded to the plan’s beneficiaries.

Once more, we would emphasize that the Judicial Exchange together with the changes to regulations and the implementation of the New Petros-2 Plan are the result of an extensive negotiation process between Petrobras and representatives of the labor unions, with the participation of employees and beneficiaries, undertaken with the objective of strenghtening the Company’s Complementary Pension Plan, making it more attractive, sustainable and an important benefit to employees of Petrobras in line with its strategy of excellence in human resources management.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I Raul Adalberto de Campos - Gerente Executivo I E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 994

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.